UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rubicon Minerals Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

780911103

(CUSIP Number)

Sean Boyd

Agnico-Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, Canada  M5C 2Y7

(416) 947-1212

Copies to:

Patricia L. Olasker, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place, Suite 4400 Toronto, Ontario, Canada M5X 1B1 (416) 863-0900	Gerald D. Shepherd, Esq. Davies Ward Phillips & Vineberg LLP 900 Third Avenue, 24th Floor New York, New York 10022 (212) 588-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 780911103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Agnico-Eagle Mines Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,671,827

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,671,827

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,671,827

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%*

14.	Type of Reporting Person (See Instructions) CO; HC

*    The calculation of the foregoing percentage is based on 287,179,669 Common Shares outstanding as reported by Rubicon Minerals Corporation in its Interim Consolidated Financial Statements for the First Quarter ended March 31, 2012 submitted to the Securities and Exchange Commission (“SEC”) on Form 6-K on May 15, 2012.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed by Agnico-Eagle Mines Limited (“Agnico”) on August 8, 2011 relating to the acquisition of common shares, without par value (the “Common Shares”), of Rubicon Minerals Corporation, a corporation incorporated under the laws of the Province of British Columbia (the “Issuer”).

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Items 5(a) and (b) of the Schedule 13D are hereby amended in their entirety to read as follows:

As of the date hereof, Agnico owns 10,671,827 Common Shares, representing approximately 3.7% of the outstanding Common Shares, calculated based on 287,179,669 Common Shares outstanding as of March 31, 2012, as reported by the Issuer in its Interim Consolidated Financial Statements for the First Quarter ended March 31, 2012, submitted to the SEC on Form 6-K on May 15, 2012.

(c)

Item 5(c) of the Schedule 13D is hereby amended in its entirety to read as follows:

During the past 60 days, Agnico has effected the following transactions in the Common Shares: on June 1, 2012, Agnico sold 11,000,000 Common Shares at a weighted average price per Common Share of C$2.9203 in open market transactions through the facilities of the Toronto Stock Exchange. The range of sale prices was C$2.92 to C$2.97. Agnico hereby undertakes to provide upon request by staff of the SEC full information regarding the number of Common Shares sold at each separate price.

(e)

Item 5(e) of the Schedule 13D is hereby amended by including the following:

As a result of the sales of Common Shares disclosed in Item 5(c) of this Amendment No. 1, Agnico ceased to be the owner of more than five percent of the Common Shares on June 1, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2012

AGNICO-EAGLE MINES LIMITED

	By	/s/ Donald G. Allan
Name: Donald G. Allan
Title: Senior Vice President, Corporate Development